September 12, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Robert Shapiro
Lyn Shenk

Re: WillScot Holdings Corp
Form 10-K for Fiscal Year Ended December 31, 2023 (the “2023 Form 10-K”)
Filed February 20, 2024
File No. 001-37552

Dear Mr. Shapiro and Mr. Shenk:

On behalf of WillScot Holdings Corporation (the “Company” or “we”), we are providing the following responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your September 5, 2024 letter regarding the above-referenced filing. For ease of reference, the Staff’s comments are reproduced below and are followed in each case by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business Segment Results
Years Ended December 31, 2023, 2022, and 2021, page 48

1.Please disclose how average units on rent, average utilization rate, and average monthly rental rate are defined and calculated. Refer to Staff Release 33-10751.

Response:

As we discussed with the Staff on September 10, we disclose how average units on rent, average utilization rate, and average monthly rental rate are defined and calculated in the section within MD&A entitled “Components of Our Consolidated Historical Results of Operations” which appeared on page 42 of the 2023 Form 10-K. We believe that the existing disclosure addresses this comment and that the Staff agrees.

Modular Segment and Storage Segment
Comparison of Years Ended December 31, 2023 and 2022
Revenue, page 49

2.You disclose that "VAPS have been a substantial source of revenue growth for us over the last decade" on page 9. Please quantify how much the growth in VAPS has contributed to the increases in your Modular and Storage segment revenues for the year ended December 31, 2023. Refer to Item 303(b)(2) of Regulation S-K.

Response:

In response to the Staff’s comment, we respectfully advise the Staff that VAPS revenue increased $48.3 million, or 14.1%, to $391.9 million for the year ended December 31, 2023 compared to $343.6 million for the year ended December 31, 2022. Modular segment VAPS revenue increased $15.2 million, or 5.3%, to $299.4 million for the year ended December 31, 2023 compared to $284.3 million for the year ended December 31, 2022. Storage segment VAPS revenue increased $33.1 million, or 55.7%, to $92.5 million for the year ended December 31, 2023 compared to $59.4 million for the year ended December 31, 2022. We will include quantified disclosure of changes in VAPS revenue in future filings as appropriate.

In connection with the Company’s responses in this letter, the Company acknowledges that:
•the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings on Form 10-K;
•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding our responses, please contact the undersigned at (623) 308-3777.

Sincerely,

/s/ TIMOTHY D. BOSWELL
Timothy D. Boswell
President & Chief Financial Officer

cc:	Hezron Lopez, Executive Vice President, Chief Legal & Compliance Officer & ESG
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